UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K    [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q    [_] Form N-SAR

For Period Ended: September 30, 2015

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PeerLogix, Inc.

Full Name of Registrant:

Realco International, Inc.

Former Name if Applicable

119 West 24th Street, 4th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10011

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
XX	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant is unable to file the subject report in a timely manner because the registrant was not able to timely complete its financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

William Gorfein	914	550-9993
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 14, 2015, PeerLogix, Inc., a Nevada corporation formerly known as Realco International, Inc. (the “Company”), completed a share exchange with PeerLogix Technologies, Inc., a Delaware corporation pursuant to which all of the shareholders of PeerLogix Technologies exchanged all of their shares of common stock for newly issued common shares of the Company (the “Share Exchange”). The Share exchange will be treated as a reverse merger and recapitalization of Peerlogix Technologies, Inc. for financial accounting purposes and the Company will continue the existing business operations of PeerLogix Technologies, Inc. as a wholly-owned subsidiary. The historical financial statements of the Company are those of PeerLogix Technologies, Inc, and of the consolidated entities from the date of merger forward. Concurrently with and subsequent to the closing of the Share Exchange and in contemplation of the Share Exchange, the Company completed a private offering (the “Offering”) of 1,841,666 units of its securities (“Units”), at a price of $0.60 per Unit. Each Unit consists of one share of Common Stock and a warrant to purchase one share of Common Stock. Gross proceeds from the Offering were $1,010,000.

2

PeerLogix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

November 17, 2015	By:	/s/ William Gorfein Chief Executive Officer